ARGENTEX MINING CORPORATION
(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL REPORT

     At October 31, 2014 and January 31, 2014 and
for the Three and Nine Months Ended October 31, 2014 and 2013

(UNAUDITED)

(Stated in U.S. Dollars)

Notice of Non-review of Interim Financial Statements

The attached condensed interim consolidated financial statements for the three and nine month periods ended October 31, 2014 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

     ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

		October 31,	January 31,
		2014	2014
	Note	(Unaudited)

ASSETS

Current
Cash and cash equivalents	2	$786,629	$2,615,966
Short-term investments	2,4	557,483	-
Receivables		1,819	4,238
Prepaid expenses and deposits		55,176	45,187
Loan receivable	5	-	260,000

Total current assets		1,401,107	2,925,391

Property and equipment	6	324,272	366,090

Mineral property interest	7	815,000	815,000

Total assets		$2,540,379	$4,106,481

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	$94,964	$247,303
Due to related parties	10	20,263	83,810

Total current liabilities		115,227	331,113

Long term debt	9	30,040	34,966

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding		-	-
Common stock, no par value, unlimited authorized Share capital - 88,941,317 and 87,992,975 issued and outstanding	12	39,236,683	39,005,790
Additional paid-in capital		7,679,696	7,910,589
Deficit accumulated during the exploration stage		(44,473,430)	(43,132,950)
Accumulated other comprehensive loss		(47,837)	(43,027)

Total stockholders' equity		2,395,112	3,740,402

Total liabilities and stockholders' equity		$2,540,379	$4,106,481

Going concern	3

Approved on behalf of the Board of Directors:

“Don Siemens”	“Stephen Hanson”
Director (Chairman of Audit Committee)	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in U.S. Dollars)
(Unaudited)

		For the Three Months		For the Nine Months
		Ended October 31,		Ended October 31,
	Note	2014	2013	2014	2013

Expenses

Consulting		$75,839	$140,123	$319,837	$466,410
Depreciation		14,299	15,444	42,788	45,890
Director fees	10	-	-	27,245	93,727
Foreign exchange loss		9,739	24,607	32,221	73,522
Mineral property interests	7	100,577	767,349	429,855	1,335,008
Office and sundry		14,481	24,521	43,685	74,253
Professional		23,467	60,219	124,117	368,421
Rent		13,198	13,094	39,779	36,098
Salaries and benefits		70,626	81,790	227,873	298,678
Shareholder and investor relations		12,834	8,208	21,177	58,644
Tax on argentine bank transactions and on assets (recovery)		(3,701)	15,279	11,225	50,484
Transfer agent and filing		4,682	7,008	26,443	72,161
Travel		4,009	8,225	21,208	39,292

Loss before other items		(340,050)	(1,165,867)	(1,367,453)	(3,012,588)

Interest income		506	14,571	2,567	19,936
Miscellaneous income		-	15,504	17,097	15,504
Gain on short-term investments		24,622	-	54,655	-
Interest expense		(1,399)	(168)	(18,437)	(38,106)

Net loss for the period before
income taxes		(316,321)	(1,135,960)	(1,311,571)	(3,015,254)

Income tax expense (recovery)		(1,047)	942	28,909	3,849

Net loss for the period		(315,274)	(1,136,902)	(1,340,480)	(3,019,103)

Other comprehensive income (loss)
Unrealized gain (loss) on
foreign exchange translation		(10,761)	(5,028)	(4,810)	19,354

Comprehensive loss for the period		$(326,035)	$(1,141,930)	$(1,345,290)	$(2,999,749)

Net loss per share - basic and diluted		$(0.01)	$(0.01)	$(0.02)	$(0.04)

Weighted average number of shares outstanding basic and diluted		88,941,317	82,164,522	88,833,630	75,589,708

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Stated in U.S. Dollars)
(Unaudited)

	Common Stock
					Accumulated	Total
			Additional		Other	Stockholders’
	Number of	Share	Paid-in	Accumulated	Comprehensive	Equity
	Shares	Capital	Capital	Deficit	Income (Loss)	(Deficiency)
Balance at January 31, 2014	87,992,975	$39,005,790	$7,910,589	$(43,132,950)	$(43,027)	$3,740,402

Partial conversion of convertible debenture (note 12)	948,342	230,893	(230,893)	-	-	-
Net loss for the period	-	-	-	(1,340,480)	-	(1,025,206)
Foreign currency translation loss	-	-	-	-	(4,810)	(4,810)

Balance at October 31, 2014	88,941,317	$39,236,683	$7,679,696	$(44,473,430)	$(47,837)	$2,395,112

Balance at January 31, 2013	71,677,317	$35,304,627	$6,877,657	$(39,169,460)	$(24,338)	$2,988,486

Common stock issued for cash	8,874,824	2,014,889	418,258	-	-	2,433,147
Issuance of convertible debenture			2,300,000			2,300,000
Partial conversion of convertible debenture	6,018,321	1,341,215	(1,341,215)			-
Stock-based compensation			948			948
Net loss for the period	-	-	-	(3,019,103)	-	(3,019,103)
Foreign currency translation gain	-	-	-	-	19,354	19,354

Balance at October 31, 2013	86,570,462	$38,660,731	$8,255,648	$(42,188,563)	$(4,984)	$4,722,832

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(UNAUDITED)

	For the Nine Months Ended
	October 31,
	2014	2013
Cash used in operating activities
Net loss	$(1,340,480)	$(3,019,103)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	42,788	45,890
Gain on sale of short-term investments	(18,187)	-
Miscellaneouse income	(17,097)	-
Non-cash interest	2,449	38,058
Stock-based compensation	-	948
Changes in operating assets and liabilities:
Receivables	2,419	19,967
Prepaid expenses and deposits	(9,989)	(9,189)
Accounts payable and accrued liabilities	(152,339)	(106,794)
Due to related parties	(63,547)	4,495

Net cash used in operating activities	(1,553,983)	(3,025,728)

Cash flows used in investing activities
Issuance of loan	-	(2,300,000)
Receipt of loan repayment and applicable taxes	277,097	1,667,306
Purchase of short-term investments	(875,655)	-
Proceeds on sale of short-term investments	325,386	-
Acquisition of equipment	(972)	(6,197)

Net cash used in investing activities	(274,144)	(638,891)

Cash flows from financing activities
Proceeds from issuance of convertible debentures	-	2,300,000
Proceeds from issuance of common stock/warrants	-	2,433,147

Net cash provided by financing activities	-	4,733,147

Effects of foreign currency exchange	(1,210)	(36,010)

Increase (decrease) in cash and cash equivalents during the period	(1,829,337)	1,032,518

Cash and cash equivalents, beginning of period	2,615,966	2,117,142

Cash and cash equivalents, end of period	$786,629	$3,149,660

Supplemental disclosures
Cash (received) paid during the period for:
Taxes	$47,722	$70,593
Interest	$15,793	$(6,160)

Non-cash financing transactions:

Conversion of convertible debenture into common stock and warrants	$250,000	$1,650,000

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. On June 8, 2011, the Company moved its jurisdiction of domicile from the United States to the Province of British Columbia, Canada.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. (“SCRN”). SCRN was originally formed as a Delaware corporation on February 13, 2004, and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Exploration Stage

The Company is primarily involved in acquiring and exploring mineral properties in Argentina. The Company is in the exploration stage of its mineral property development and to date has not yet established any proven mineral reserves on its existing properties. The Company has not produced any significant revenues from its principal business or commenced significant operations and it is considered an exploration stage company as defined by Securities and Exchange Commission (“SEC”) Guide 7 with reference to Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) topic 915.

Basis of Presentation and Principles of Consolidation

These condensed interim consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements requires management to make estimates.

The condensed interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the GAAP framework and include the financial statements of Argentex and SCRN. All significant intercompany balances and transactions have been eliminated from the consolidated financial results.

Accordingly, these condensed interim consolidated financial statements omit or condense notes and certain other information normally included in financial statements prepared in accourding with U.S. generally accepted accounting principles. The accounting policies followed for the quarterly financial reporting conform with the accounting policies disclosed in Note 2 to the Notes to Company’s audited January 31, 2014 Financial Statements. In the opinion of management, all adjustments that are necessary for a fair presentation of the financial information of the interim periods reported have been made. All adjustments are of a normal recurring nature. The results of operations for the three and nine months ended October 31, 2014 are not necessarily indicative of the results that can be expected for the fiscal year ending January 31, 2015. These unaudited condensed interim consolidated financial statements should be read in conjunction with the fianancial statements and the notes thereto included in the Company’s audited financial statements for the year ended January 31, 2014.

Additional significant accounting policies that either affect the Company or have been developed since January 31, 2014 are summarized below.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Short-term investments

To enable the Company to effectively manage its Argentine pesos, the Company periodically invests its excess Argentine Pesos in liquid mutual funds. These are to be sold periodically in the near term as the Company requires Argentine pesos to fund its Argentine operations. These short-term investments are classified as trading and recorded at fair value with the changes in fair value recognized in earnings.

Recent Accounting Pronouncements

In June 2014, the FASB issued ASU No. 2014-10, which eliminates the concept of a development stage entity (DSE) from U.S. GAAP and removes:

  ASC 9153 in its entirety, which contained presentation and disclosure requirements specific to DSEs (e.g., inception-to-date information).
  The guidance in ASC 810 on evaluating whether a DSE has sufficient equity at risk (one of the criteria used in determining whether an entity is a variable interest entity).

The ASU also clarifies that the disclosure requirements in ASC 275 (i.e., disclosures about risks and uncertainties) apply to entities that have “not commenced planned principal operations.”

As the FASB explains in the ASU, users of DSE financial statements do not find “the DSE distinction, the inception-to-date information, and certain other disclosures currently required by DSEs to be decision useful.”

Except for the amendments to ASC 810, the ASU is effective for public business entities for reporting periods (including interim periods) beginning after December 15, 2014. For other entities, these amendments are effective for annual periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. The amendments to ASC 810 are effective one year later for public business entities and two years later for other entities. Early adoption of the amendments is permitted for “any annual reporting period or interim period for which the entity’s financial statements have not yet been issued.” The Company has early adopted ASU 2014-10 for the three and nine months periods ended October 31, 2014.

From time to time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company a of the specificied effective date. Other than the accounting pronouncement discussed above, the Company believes that the the impact of recently issued accounting pronouncements that are not yet effective will not have a material impact on the Company’s financial position, results of operations or cash flows.

Cash and Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents, investments with initial maturities of more than three months and investments held for sale to be short-term investments. The following tables summarize the Company’s financial assets’ adjusted cost, unrealized gains and losses and fair value by significant investment category recorded as cash and cash equivalents and short-term investments as of October 31, 2014 and January 31, 2014:

ARGENTEX MINING CORPORATION (An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Cash and Cash Equivalents and Short-term Investments, continued

October 31, 2014

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents/Short- term investments
Level 1:	Cash	$ 786,625	$ 4	$ 786,629	$ 786,629
Level 1	Short-term investments	$ 555,117 (1)	$ 2,366	$ 557,483	$ 557,483

(1) Includes an unrealized gain of $38,834 and a foreign exchange loss of $36,468.

January 31, 2014

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 2,615,959	$ 7	$ 2,615,966	$ 2,615,966

The Company’s cash equivalent and trading security instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company had no transfers between level 1 and level 2 during the period.

NOTE 3 – GOING CONCERN

These interim condensed consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. However, although the Company has working capital of $1,285,880, it has a history of operating losses since its inception in 2001, and has an accumulated deficit of $44,473,430. The Company has not generated any revenues from mineral sales since inception, has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.

The continuation of the Company as a going concern is dependent upon the continued financial support of its shareholders, the ability of the Company to obtain financing and the attainment of profitable operations, or the sale, option or joint venture of one or more of the Company’s resource properties. The Company’s ability to achieve and maintain profitability and positive cash flows is dependent upon its ability to locate profitable mineral properties, generate revenues from mineral production and control production costs. Based upon the Company’s current plans, it expects to incur operating losses in future periods. The Company plans to obtain sufficient working capital to execute its business plans through additional equity or new strategic relationships. There is no assurance that the Company will be able to generate significant revenues in the future or be successful with any financing ventures.

These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give any effect to any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 4 – SHORT-TERM INVESTMENTS

Short-term investments include trading securities which consist of investments in mutual funds issued by major financial institutions with the intention of selling them in the short term. As of October 31, 2014, the Company held mutual funds valued at $557,483 ($4,735,815 Argentine pesos).

NOTE 5 – LOAN RECEIVABLE

Between February 17, 2014 and March 17, 2014 the Company received final loan repayments of $260,000 plus taxes of $17,097.

NOTE 6 – PROPERTY AND EQUIPMENT

	October 31, 2014
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$78,165	$216,796
Equipment	187,199	102,740	84,459
Furniture and fixtures	19,185	12,380	6,805
Computer equipment	60,073	43,861	16,212
	$561,418	$237,146	$324,272

	January 31, 2014
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$56,043	$238,918
Equipment	187,199	87,835	99,364
Furniture and fixtures	19,185	11,179	8,006
Computer equipment	59,102	39,300	19,802
	$560,447	$194,357	$366,090

NOTE 7 – MINERAL PROPERTY INTERESTS

a)	Pingüino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pingüino Property. The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

To acquire the property the Company paid a total of approximately $393,390 (CDN$ 450,000) between 2004 and 2008. The Company wrote off the acquisition costs in a prior year. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $900,000 (CDN$1,000,000) or all of the royalty for approximately $1,800,000 (CDN$2,000,000).

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 – MINERAL PROPERTY INTERESTS, continued

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex-director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $900,000 (CDN$1,000,000) or all of the royalty for $1,800,000 (CDN$2,000,000).

c)	Contreras, other Santa Cruz and Rio Negro Projects

Pursuant to the terms of a Mineral Property Acquisition Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired mineral claims located in the Santa Cruz Province of the Republic of Argentina, then known as the Dyakowski Property for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

On June 30, 2005, the Company entered into an amending agreement whereby the Company amended the Escrow Agreement. This amending agreement was restated August 8, 2005 whereby the Company agreed to release the 4,999,998 shares of its common stock that were being held in escrow. Of the 4,999,998 released shares, 4,749,998 of these shares were returned to treasury and cancelled and 250,000 of these shares were released to an ex-director of the Company for the transfer of the mineral claims to the Company.

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in mineral claims located in the Santa Cruz and Rio Negro Provinces of the Republic of Argentina, known as the Storm Cat Property. Subsequent to acquisition of these properties, the Company has accounted for expenditures by province. The Company wrote off the acquisition costs in a prior year.

d)	British Columbia Claims

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. Between May 25, 2011 and June 4, 2013, the Company made cash-in-lieu payments of approximately $11,848 (CDN$11,791) which advanced the expiry date of the three mineral tenures to December 7, 2013. During the fall of 2013, the Company performed preliminary exploration work on the property and during February 2014 submitted a report to the British Colombia government. As a result of the approval of the report, the expiry date of the three mineral tenures was extended to March 1, 2016.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statement of operations relates to the following projects:

	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2014	2013	2014	2013
Pinguino
Assaying, testing and analysis	$-	$-	$19,554	$314
Camp and supplies	6,785	158,744	47,863	290,434
Claim maintenance	13,278	12,469	49,462	30,197
Drilling	-	419,719	-	419,785
Engineering	21,959	-	144,081	19,816
Environmental	5,547	-	5,829	12,233
Geological and geophysical	16,134	59,478	53,555	195,525
Metallurgical	-	-	1,529	9,720
Salaries and benefits	7,171	81,889	68,041	217,838
Travel and accommodation	-	17,683	3,849	45,303
	70,874	749,982	393,763	1,241,165
Condor
Claim maintenance	11,727	240	11,876	264
Environmental	824	-	824	23,486
	12,551	240	12,700	23,750
Contreras and other Santa Cruz
Assaying, testing and analysis	-	-	-	1,535
Camp and supplies	5,226	-	7,492	1,542
Claim maintenance	2,017	2,500	(1,509)	5,404
Environmental	1,226	3,670	1,226	23,439
Geological and geophysical	8,490	3,524	11,789	13,803
Salaries and benefits	-	-	966	2,537
Travel and accommodation	-	-	-	200
	16,959	9,694	19,964	48,460
Rio Negro
Assaying, testing and analysis	-	-	-	1,016
Camp and supplies	-	514	8	2,236
Claim maintenance	193	5,069	753	5,452
Geological and geophysical	-	-	-	3,874
Salaries and benefits	-	-	-	2,644
Travel and accommodation	-	3	-	83
	339	5,586	761	15,305

Briish Columbia Claims and other	-	1,847	2,667	6,328
	$100,577	$767,349	429,855	$1,335,008

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	October 31,	January 31,
	2014	2014

Accounts payable	$59,665	$123,834
Accrued professional fees	-	46,952
Accrued liabilities	12,767	39,103
Accrued taxes and related interest	22,532	37,414

	$94,964	$247,303

NOTE 9 – LONG TERM DEBT

During the year ended January 31, 2014, the Company was assessed asset taxes in Argentina of approximately $30,770 ($166,169 Argentine pesos) related to a prior year. Given a current inflation rate in Argentina that is higher than the rate of interest charged by the Argentine government, the Company elected to pay this amount plus interest for a total of approximately $64,269 ($336,515 Argentine pesos) in 120 monthly installments. As a result of the devaluation of the Argentine peso during the period, the non-current portion as at October 31, 2014 is approximately $30,040 (January 31, 2014 - $34,966). The current portion in the amount of $3,961 as at October 31, 2014 (January 31, 2014 - $4,196) is included in accounts payable and accrued liabilities. The amount of the debt is unsecured.

NOTE 10 - RELATED PARTY TRANSACTIONS

A summary of director and officer compensation for the nine month periods ended October 31, 2014 and October 31, 2013 are as follows:

	2014	2013
Director fees	$27,245	$93,727
Consulting	140,267	181,646
Salaries and benefits	183,198	128,346

	$350,710	$403,719

As at October 31, 2014 the Company owed directors and officers $20,263 (January 31, 2014 - $83,810). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment.

Details of the related party transactions and balances, are as follows:

a)

Effective August 1, 2012 the Company signed an employment agreement with its President and CEO, pursuant to which the Company agreed to pay to him an annual salary of approximately $250,000 plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary.

During the nine month period ended October 31, 2014, the Company paid or accrued its President and CEO salary and benefits of $183,198 (October 31, 2014 - $189,174). At October 31, 2014 and January 31, 2014, the Company was indebted in the respective amount of $9,938 and $4,881 related to this employment agreement.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 10 – RELATED PARTY TRANSACTIONS, continued

b)

On January 7, 2011 the Company entered into a one year consulting agreement with a company controlled by the Company’s Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of approximately $12,500 per month. Effective January 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 per month. Effective January 1, 2013, the consulting agreement automatically renewed for one year. On October 1, 2014, but with effect from January 1, 2014, the Company revised and renewed its independent contractor agreement with a company controlled by the Company’s Chief Financial Officer to provide for the payment in certain circumstances of a termination fee in one lump sum equal to the amount of the monthly consulting fee for nine months. Furthermore, if the Company terminates the independent contractor agreement for any reason other than for cause within nine months after the occurrence of a change of control, the Company will be required pay, in lieu of the termination fee, an amount equal to twenty-four months of the monthly consulting fee.

During the nine months ended October 31, 2014, the Company paid or accrued consulting fees of $125,803 (October 31, 2013 - $132,102). At October 31, 2014 and January 31, 2014, the Company was indebted in the respective amounts of $10,325 and $7,028.

c)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Company’s former Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of approximately $12,500. Effective March 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 per month. Effective March 1, 2013, the consulting agreement automatically renewed for one year. The consulting agreement expired on February 28, 2014 and was not renewed. A total of approximately $91,284 (CDN$101,675) was was paid on February 26, 2014 which included a voluntary payment of approximately $67,335 (CDN$ 75,000) plus February consulting fees, vacation pay, reimbursement of expenses and a sales tax to a company controlled by the Company’s former Executive Vice President of Corporate Development.

During the nine months ended October 31, 2014, the Company incurred consulting fees of $14,464 (October 31, 2013 - $131,299) related to this consulting agreement . At October 31, 2014 and January 31, 2014, the Company was indebted in the respective amounts of $nil and $71,901 related to this consulting agreement.

d)

During the nine months ended October 31, 2014, the Company paid aggregate director fees of $27,245 to six independent directors (October 31, 2013 - $93,727). At October 31, 2014 and January 31, 2013, the Company was not indebted to any of it’s directors.

In addition consulting fees of $nil was paid to a Company controlled by a former director for consulting fees (October 31, 2013-$5,540).

NOTE 11 – CONVERTIBLE DEBENTURE

Pursuant to a subscription agreement with Austral Gold Limited’s (“Austral”) Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), dated July 2, 2013, the Company issued a non-interest bearing, unsecured convertible debenture (the “Debenture”) in the principal amount of $2,300,000 with a maturity date on or before July 2, 2014 (the “Maturity Date”). The convertible debenture was convertible into 8,389,176 Units at a conversion price of US$0.274163 (CDN$0.2882) per Unit. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 11 – CONVERTIBLE DEBENTURE, continued

During the year ended January 31, 2014, the Company converted $2,040,000 of the outstanding principal amount of the $2,300,000 convertible debenture. The partial conversion, was effected at a conversion price of US$0.274163 (CDN$0.2882) per Unit and the Company issued 7,440,834 common shares and 3,841,829 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018.

During the nine months ended October 31, 2014, the Company converted the remaining principal balance of $260,000 of the convertible debenture. The partial conversion, was effected at a conversion price of US$0.274163 (CDN$0.2882) per Unit and the Company issued 948,342 common shares and 474,171 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $29,107 was credited to additional paid in capital and $230,893 was credited to common shares. The Unit warrants issued during the nine months ended October 31, 2014 were valued, using the Black Scholes valuation model, at each conversion date at prices ranging from $0.0345 -$$0.0346 per warrant. The range of assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.64%
Expected life of the warrants	4.29-4.37 years
Annualized volatility	88%-91%
Dividend rate	0%

NOTE 12 – CAPITAL STOCK

Stock Transactions

The Company converted the outstanding principal amount of $260,000 of the $2.3 million convertible debenture and issued 948,342 common shares and 474,171 warrants at a conversion price of US$0.274163 (CDN$0.2882) per Unit. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018.

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2013	16,329,206	$1.28
Issued	8,157,829	0.36
Expired	(5,524,500)	1.51
Balance at January 31, 2014	18,962,535	0.74
Issued	474,171	0.37
Balance at October 31, 2014	19,436,706	$0.72

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 12 – CAPITAL STOCK, continued

At October 31, 2014, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
warrants	Price	Expiry Date

10,804,706	$ 1.01 (C$1.14)	October 26, 2015
8,632,000	$ 0.35 (C$0.40)	July 2, 2018
19,436,706

Stock Options

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2013	6,357,500	$0.58
Expired	(1,042,500)	0.81
Balance at January 31, 2014	5,315,000	0.50
Expired	(1,130,000)	0.61
Balance at October 31, 2014	4,185,000	$0.47

At October 31, 2014, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
100,000	$ 0.855	January 19, 2015
400,000	$ 0.57 (C$ 0.64)	May 10, 2015
2,780,000	$ 0.27 (C$ 0.305)	October 31, 2015
905,000	$ 1.02 (C$ 1.15)	August 23, 2016
4,185,000

At October 31, 2014, 4,185,000 (January 31, 2014 – 5,315,000) stock options were exercisable.

Total stock-based compensation recognized during the nine months ended October 31, 2014 was $nil (October 31, 2013 - $948). Stock-based compensation has been recorded in mineral property interests in the consolidated statements of operations, with corresponding additional paid-in capital recorded in stockholders’ equity.

As at October 31, 2014, the aggregate intrinsic values of all outstanding, vested stock options and exercised stock options were $nil (October 31, 2013-$nil).

At the Company’s Annual General and Special Meeting held on November 12, 2014, the Company’s shareholders re-approved its 2012 stock option plan.

On November 30, 2014, an aggregate of 80,000 stock options expired, of which 40,000 stock options had an exercise price of $0.27 and 40,000 stock options had an exercise price of $1.02.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 13 - SEGMENTED INFORMATION

At October 31, 2014 and January 31, 2014, the Company operated in two reportable segments. Identifiable assets and net loss in each geographic area are as follows:

	October 31,	January 31,
	2014	2014

Identifiable assets
Canada	$822,193	$2,194,131
Argentina	1,718,186	1,912,350
	$2,540,379	$4,106,481

	Three Months	Three Months	Nine	Nine Months
	Ended	Ended	Months Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2014	2013	2014	2013

Loss for the period
Canada	$151,610	$278,324	$648,559	$1,387,817
Argentina	163,664	858,578	691,921	1,631,286
	$315,274	$1,136,902	$1,340,480	$3,019,103

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of the Company’s financial instruments were as follows:

		October 31, 2014		January 31, 2014
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$786,629	$786,629	$2,615,966	$2,615,966
Short-term investments	Level 1	$557,483	$557,483	$-	$-
Receivables	Level 2	$1,819	$1,819	$4,238	$4,238
Loan receivable	Level 2	$-	$-	$260,000	$260,000
Accounts payable	Level 2	$94,964	$94,964	$247,303	$247,303
Convertible debenture	Level 2	$-	$-	$260,000	$260,000
Due to related parties	Level 2	$20,263	$20,263	$83,810	$83,810
Long term debt	Level 2	$30,040	$30,040	$34,966	$34,966

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

The Company's cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses. The cash equivalent instruments and investment in trading securities are valued primarily on quoted market prices in active markets.

The fair value of accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The long term debt is payable in Argentine pesos and approximates the carrying amount as at October 31, 2014. The amount payable will change based on the change in the value of the Argentine Pesos as compared to the US dollar.

Risk Management

The Company’s activities expose it to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of the Company’s mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and and short-term investments. The Company maintains its Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account and invested with an international registered broker dealer as they are invested in a liquid managed fund. The fund primarily holds Argentine bonds and although the value of the fund has increased since the technical default of the Argentine government in August 2014 on the payment of bond interest payments, it is possible that the outcome of the technical default, if not rectified, may negatively impact the value of the fund. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions.

At October 31, 2014 and January 31, 2014, the Company had approximately $671,000 and $1,260,000, respectively in U.S. cash, $72,000 and $608,000 in Canadian cash, approximately $25,000 and $51,000, respectively in Canadian dollar term deposits guaranteed by the provincial government of British Columbia, Argentinian Nuevo pesos (“ARSs”) of $249,000 and $6,136,000 in an international bank and ARS$ 4,735,000 and $nil in a managed fund with an international registered broker dealer.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Argentina and Canada and the Company is exposed to foreign currency risk due to the fluctuation between the currencies in which the Company operates in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. Management monitors its foreign currency balances and makes adjustments based on anticipated need for foreign currencies.

At October 31, 2014, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian Peso	CDN
	(ARS)	Dollar ($)
Cash and cash equivalents	$249,178	$72,152
Short-term investments	4,735,815	-
Receiveables	6,244	50
Accounts payable	(261,290)	(3,122)
Long term debt	(255,190)	-
Net exposure	$4,474,757	$69,080

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $58,804 in the net loss for the nine month period ended October 31, 2014. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss of the Company.

The Argentine government recently launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar and inflation. This could impact the purchasing power of the Company’s Argentine Pesos should it not be able to effectively hedge against any devaluation.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2014
(Stated in U.S. Dollars)
(Unaudited)

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Commodity Price Risk

The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its property. The Company is exposed to price risk with respect to commodity prices. There is minimal price risk at the present time as the Company is not yet in the production phase.